Exhibit 12(b)

Tucson Electric Power Company

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended	Twelve Months Ended	Twelve Months Ended
	September 30,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2012	2012	2011	2010	2009	2008	2007
	- Thousands of Dollars -
Fixed Charges:
Interest on Long-Term Debt	$40,562	$53,927	$49,858	$42,378	$36,226	$47,456	$50,230
Other Interest (1)	1,338	1,720	1,127	433	1,571	1,367	4,538
Interest on Capital Lease Obligations	27,419	38,725	44,874	52,534	53,670	57,252	64,477
Estimated Interest Portion of Rental Expense	539	738	795	72	106	130	160

Total Fixed Charges	$69,858	$95,110	$96,654	$95,417	$91,573	$106,205	$119,405

Net Income	$65,018	$66,579	$85,334	$108,260	$90,688	$7,206	$55,591
Add (Deduct):
(Income) from Equity Investees	—	—	—	—	—	(1,381)	—
Income Tax Expense	39,423	39,318	52,000	59,936	54,220	12,729	36,940
Total Fixed Charges	69,858	95,110	96,654	95,417	91,573	106,205	119,405

Total Earnings before Taxes and Fixed Charges	$174,299	$201,007	$233,988	$263,613	$236,481	$124,759	$211,936

Ratio of Earnings to Fixed Charges	2.495	2.113	2.421	2.763	2.582	1.175	1.775

(1)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.